June 21, 2007

Via U.S. Mail and Facsimile

Joseph E. Royce
President and Chief Executive Officer
TBS International Limited
Commerce Building
Chancery Lane
Hamilton HM 12, Bermuda

> RE:  TBS International Limited
>       Form 10-K for the fiscal year ended December 31, 2006
>
>       **File No. 000-51368**

Dear Mr. Royce:

We have reviewed your response letter dated June 1, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comment also asks you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. We note from your response to our prior comment 2 that you have risk and rewards as a principle in your voyage and time charter transactions, and confirmed that revenue and expenses under both voyage and time charter arrangements are recorded on a gross basis based on the guidance outlined in EITF 99-19.  We also note from your response to our prior comment 2, that you have concluded that recognizing voyage expenses ratably over the voyage would not result in a material difference from recognizing such costs as incurred as prescribed in EITF Issue 91-9, method 5 and that commission expenses related to time charters are expensed as incurred.  Additionally, in a telephone conversation with the staff and upper management of the Company, you confirmed that all vessel expenses are recognized as incurred and that voyage expenses related to time charters, with the exception of commission expense, are borne and paid directly by the charterer. In this regard, in all future filings (commencing with your next interim periodic report on Form 10-Q), please expand your financial statements disclosure to provide management's representation that (1) all revenue and expenses under both voyage and time charter arrangements are recognized on a gross basis based on the guidance outlined in EITF 99-19, (2) recognizing voyage expenses ratably over the length of each voyage has not resulted in a material difference from recognizing such costs as incurred as prescribed in EITF Issue 91-9, method 5 on both a quarterly and annual basis, (3) vessels expenses for both voyage and time charters are recognized as incurred, (4) commission expenses related to time charters are recognized as incurred and (5) voyage expenses related to time charters, with the exception of commission expense, are borne and paid directly by the charterer.  Considering that your policy for revenue and expense recognition of voyage and time charters is a significant and critical accounting policy, we believe that the above disclosure will provide necessary transparent information.  As part of your response, please provide us with your proposed future disclosure.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

Joseph E. Royce
TBS International Limited
Page 3

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Ferdinand V. Lepere, Chief Financial Officer
(914) 793-2714